EARLYBIRDCAPITAL, INC.

275 Madison Avenue

New York, New York 10016

November 30, 2007

VIA EDGAR AND TELECOPY – (202) 772-9206

Mr. John Reynolds

Unites States Securities and

  Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	North Shore Acquisition Corp. (the “Company”) Registration Statement on Form S-1 originally filed August 9, 2007 (File No. 333-145278) (the “Registration Statement”)

Dear Mr. Reynolds:

In connection with the Registration Statement on Form S-1 of North Shore Acquisition Corp., the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 1:00 P.M., Friday, November 30, 2007 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.

Two market-makers have each filed a Form 211 with the OTC Bulletin Board in connection with the quotation of the Company’s Units and the only thing necessary for the Forms 211 to be approved and for the Units to commence quotation on the OTC Bulletin Board is the Commission declaring the Registration Statement effective.

Very truly yours,

EARLYBIRDCAPITAL, INC.
By:	/s/ Steven Levine
Name: Steven Levine
Title: Managing Director

NORTH SHORE ACQUISITION CORP.

175 Great Neck Road, Suite 204

Great Neck, New York 11201

November 30, 2007

VIA EDGAR AND TELECOPY (202) 772-9206

Mr. John D. Reynolds

United States Securities and

  Exchange Commission

Mail Stop 3561, 100 F Street, N.E.

Washington, D.C. 20549

RE:	North Shore Acquisition Corp. (the “Company”)

Registration Statement on Form S-1 originally filed August 9, 2007

(File No. 333-145278) ( the “Registration Statement”)

Dear Mr. Reynolds:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 1:00 P.M., Friday, November 30, 2007, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

(1) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

(3) The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States;

(4) Two market-makers have each filed a Form 211 with the OTC Bulletin Board in connection with the quotation of the Company’s Units and the only thing necessary for the Forms 211 to be approved and for the Units to commence quotation on the OTC Bulletin Board is the Commission declaring the Registration Statement effective.

Very truly yours,
NORTH SHORE ACQUISITION CORP.
By:	/s/ Barry J. Gordon
Barry J. Gordon
Chief Executive Officer

EARLYBIRDCAPITAL, INC.

275 Madison Avenue

New York, New York 10016

November 30, 2007

VIA EDGAR AND TELECOPY – (202) 772-9206

Mr. John Reynolds

Unites States Securities and

  Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	North Shore Acquisition Corp. (the “Company”) Registration Statement on Form S-1 originally filed August 9, 2007 (File No. 333-145278) ( the “Registration Statement”)

Ladies and Gentlemen:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as representative of the underwriters of the proposed offering of securities of North Shore Acquisition Corp., hereby advises that copies of the Preliminary Prospectus, dated October 24, 2007, were distributed on or about October 24, 2007, as follows:

31 to individual investors;

1,685 to NASD members (which included 27 prospective underwriters and selected dealers); and

225 to institutions.

The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated October 24, 2007, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours,
EARLYBIRDCAPITAL, INC.
By:	/s/ Steven Levine
Name: Steven Levine
Title: Managing Director